FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Proposed resolutions to be adopted by the shareholders of Telefónica, S.A. at the shareholders meeting and specific reports on the merger proposal	3

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following:

SIGNIFICANT EVENT

Further to the notice sent on May 12th, 2006 and because of the official calling of the Annual General Shareholders’ Meeting of the Company to be held on June 20th and 21st, 2006, at first and second call respectively, the proposals to be submitted for approval at the Meeting are enclosed to this report.

Similarly, in relation to the proposed resolution regarding the Merger Proposal of Telefónica, S.A. and Telefónica Móviles, S.A., we enclose to this document the Report of the Directors of Telefónica, S.A., together with the Report of the Independent Expert addressed to the Directors of Telefónica, S.A. and Telefónica Móviles, S.A., as required by article 236 of the Spanish Consolidated Text of the Business Corporations Law (Texto Refundido de la Ley de Sociedades Anónimas).

The aforesaid proposals and reports, and additional information on the proposals are available to shareholders, debenture holders and holders of special rights other than shares, as well as to the employee representatives, for examination, at the Company’s registered office. Additionally, these documents will be accessible on - line via de Company’s website: (www.telefonica.es/accionistaseinversores)

Madrid, May 16th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 16th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors